Contacts in Buenos Aires	Contacts in New York

Investor Relations

Eduardo Pawluszek, Finance & Investor Relations Manager

Gonzalo Castro Olivera, Investor Relations

(gonzalo_olivera@tgs.com.ar)

Maria Victoria Quade

(victoria_quade@tgs.com.ar)

Tel: (54-11) 4865-9077

Media Relation

Rafael Rodriguez Roda

Tel: (54-11) 4865-9050 ext. 1238

Thomson Financial Corporate Group Mariana Crespo, Associate Director (mariana.crespo@tfn.com) Tel: (212) 80705014 Cecilia Salvatierra, Associate (cecilia.salvatierra@tfn.com) Tel: (212) 807-5106

TGS Reports Results for Third Quarter 2002 and Nine-Month Period ended September 30, 2002

FOR IMMEDIATE RELEASE: Tuesday, November 5, 2002

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. ("TGS" or "the Company") (NYSE: TGS, MERVAL:TGSU2) today reported a net loss of Ps. 73.3 million or Ps. (0.092) per share (Ps. (0.461) per ADS) for the third quarter of 2002, as compared to a net income of Ps. 81.9 million or Ps. 0.103 per share (Ps. 0.515 per ADS) for the same quarter of 2001.  For the nine-month period ended September 30, 2002, TGS reported a net loss of Ps. 623.4 million or Ps. (0.785) per share (Ps. (3.923) per ADS), as compared to a net income of Ps. 235.3 million or Ps. 0.296 per share (Ps. 1.481 per ADS) for the same period of last year.

Third Quarter 2002 ended September 30, 2002 vs. Third Quarter 2001 ended September 30, 2001

Gas transportation revenues for the third quarter 2002 decreased Ps. 134.7 million, reflecting that in constant pesos (as restated by inflation) revenues originated by this segment were negatively impacted by the lack of adjustment to the regulated tariffs during the period, while devaluation of the peso since the beginning of the year reached 274% and domestic inflation 121%.  Additionally, part of the quarter-over quarter decrease is attributable to the U.S. Producer Price Index (“PPI”) increases accounted for during the third quarter 2001.  The accrual for PPI increases in gas transportation tariffs was reversed and suspended during the fourth quarter of 2001, when TGS recorded a loss in “Other expenses, net” reflecting the Company’s inability to recover deferred PPI adjustments accrued both in 2001 and 2000.  However, the Company does not waive in any way its rights or the legal recourses it is entitled to, according to specific provisions contained in the Regulatory Framework.

Gas transportation service is TGS’ s primary business and accounted for approximately 53% and 75% of total net revenues earned during the third quarter ended September 30, 2002 and 2001, respectively.  Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.  This segment is subject to regulation by Ente Nacional Regulador del Gas (“ENARGAS”).

The Natural Gas Liquids (“NGL”) Production and Commercialization segment reported a Ps. 22.4 million increase for the third quarter 2002.  This increase reflects higher revenues in pesos for the NGL exports, as a result of the devaluation of the Argentine peso, and higher prices for sales in the local market.  Additionally, as a result of various agreements with gas producers which improve the richness of the gas processed at the Cerri Complex, the Company increased its NGL production in the third quarter 2002, compared to same 2001 quarter production levels.  However, increased revenues from exports were somewhat reduced by a tax on exports imposed by the National Government, currently at 5%.

NGL production and commercialization segment consists of natural gas processing activities, conducted at the Cerri Complex, located near the city of Bahía Blanca, and connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered.  This segment also includes the commercialization of the NGL for the Company’s own account and on behalf of its clients.

Other services reported a Ps. 8.5 million revenue decrease in the current quarter as compared to the same quarter of last year, mainly due to lower prices vis-à-vis the general inflation rate.

Other services segment mainly includes upstream and telecommunication activities.  Upstream activities consist of gas treatment, separation, removal of impurities from the natural gas stream and gas compression, rendered at wellhead typically to gas producers.  Telecommunication services are rendered through TELCOSUR S.A., a company controlled by TGS. TELCOSUR S.A. provides services as an independent carrier of carriers to important telecommunication operators and corporate customers located in its service area.  In addition, TGS provides services related to pipeline construction, inspection and maintenance.

Cost of services and administrative and selling expenses for the third quarter of 2002 decreased by Ps. 22.5 million as compared to the same period of last year.  This decline mainly reflects that the Company’s operating, selling and administrative expenses have grown at a lower rate than the general rate of inflation during the period.

Net financial expense, which includes interest, net effect of devaluation and the gain on exposure to inflation increased by Ps. 100.7 million in the third quarter of 2002 as compared to the same period of 2001.  Interest accrual denominated in dollars remained almost unchanged compared to the same period of last year, considering that the average all-in-cost of debt declined to 8.13% in the current quarter from 8.83% in the 2001 quarter.  However, as a result of the peso devaluation, interest expense (stated in constant pesos) increased significantly.  Net financial expense also includes the net gain on exposure to inflation and the exchange difference non capitalized as “Property Plant and Equipment”.

The Company did not make any accrual for income tax for the third quarter 2002, due to the tax loss carry-forward generated by the Argentine peso devaluation.

Nine-month period ended September 30, 2002 vs. Nine-month period ended September 30, 2001

Gas transportation revenues for the nine-month period ended September 30, 2002, decreased Ps. 277.9 million as compared to the same period of last year, basically reflecting that regulated tariffs for gas transportation business remained unadjusted during the period.  Also, the decrease is attributable to the PPI increases accounted for during the same period of 2001.  However, both negative effects were partially offset by the rise in the average firm contracted capacity from 60.4 MMm³/d (2.13 Bcf/d) in the nine-month period ended September 30, 2001, to 61.5 MMm³/d (2.17 Bcf/d) in the same period of the current year, as a consequence of the full effect of a system expansion which started operations in June 2001.

The NGL Production and Commercialization segment reported a Ps. 74.4 million increase, as a result of the effects mentioned above.

Cost of service and administrative and selling expenses – before depreciation and amortization expenses – decreased Ps. 52.9 million for the nine-month period ended September 30 2002 as compared to the same period of last year, basically reflecting that the Company’s costs increased at a lower rate than the general rate of inflation.  The decrease was offset by a Ps. 33.5 million increase in depreciation and amortization expense, mainly attributable to the capitalization of the foreign exchange loss in fixed assets.

Net financial expense during the nine-month period ended September 30, 2002, increased Ps. 807.8 as a result of the considerable effect of the exchange difference – generated by the significant devaluation of the Argentine peso - (net of the capitalized portion in fixed assets) and the rise in dollar-denominated interest expense.  Those effects were partially mitigated by a net gain on exposure to inflation derived from the application of inflation accounting (for additional information refer to Exhibit II).

The Company did not make any accrual for income tax for the nine-month period ended September 30, 2002, due to the tax loss carry-forward generated by the Argentine peso devaluation.

Accounting principles used to prepare TGS ‘s Financial Statements

TGS ´s financial statements for the nine month periods (and amounts included in this release) are stated in constant Argentine pesos as of September 30, 2002, in accordance to a resolution of the National Securities Commission (“CNV”), which establishes the restoration of inflation accounting practices effective January 1st, 2002.  Amounts for the third quarter and nine-month periods ended September 30, 2001, included for comparative purposes, were subsequently restated using a conversion factor of 2.212.

As stated in our first quarter 2002 earnings release, at the beginning of 2002 the Professional Council of Economic Sciences of the City of Buenos Aires issued an accounting rule which allows the capitalization of the foreign exchange loss generated by debts denominated in US dollars, whose purpose was to finance investments in fixed assets and/or other companies incorporated in Argentina.  This rule, which resulted from the significant devaluation of the Argentine peso that took place in January 2002 following the end of the convertibility monetary regime, establishes that the foreign exchange loss generated by such debts could be capitalized proportionally to the corresponding remaining balances of such assets at the end of the period or year, up to the limit of their recoverable value and should be considered as an anticipated application of the restatement for inflation.  Consequently, for the nine-month period ended September 30 2002, TGS capitalized Ps. 912.1 million in the account “Property, Plant and Equipment, net”.

Liquidity and Capital Resources

TGS mainly relies on cash generated from internal operations as its primary source of cash.  As a result of the present economic situation in Argentina, there is no or very limited access to external financing either from banks or from the capital markets.

Cash flow from operations for the nine-month period ended September 30, 2002, amounted to Ps. 254.3 million which was applied in the following way: (i) Ps. 35.2 million in financing activities, (ii) Ps. 83.9 to both capital expenditures and capital injections in affiliates, and (iii) to increase the Company´s cash-position.  For detailed information on the Company’s cash flow refer to Exhibit IV.

During the nine-month period ended September 30, 2002, the Company met all of its interest payments to creditors, both in Argentina and abroad, and was able to renew most of its transactions with banks.

TGS, with a current delivery capacity of approximately 62.5 MMm³/d or 2.2 Bcf/d is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids.  TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively.  TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Pecom Energía and Enron Corp. subsidiaries, hold approximately 70% of the Company’s common stock. CIESA is currently owned 50% by Pecom Energía S.A. (formerly Perez Companc S.A.) and a subsidiary, and 50% by subsidiaries of Enron Corp.

Please see attached table for additional financial and operating information.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks.  Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved.  Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

#

Exhibit I

#

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the nine-month periods ended

September 30, 2002 and 2001

(In million of constant Argentine Pesos as of September 30, 2002)

Nine-month period ended September 30, 2002	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	418.8	248.7	28.0	-	695.5
Operating income (loss)	219.7	145.0	4.1	(30.5)	338.3
Depreciation of PP&E	117.6	22.7	11.9	8.0	160.2
Additions to PP&E	90.1	1.4	3.5	0.3	95.3
Identifiable assets	4,848.6	516.4	245.8	307.3	5,918.1
Nine- month period ended September 30, 2001
Net revenues	696.7	174.3	27.5	-	898.5
Operating income (loss)	496.1	65.9	6.3	(46.3)	522.0
Depreciation of PP&E	95.3	17.9	5.5	8.0	126.7
Additions to PP&E	296.7	5.6	66.4	1.9	370.6
Identifiable assets	4,292.7	412.0	188.2	115.2	5,008.1

Breakdown of Net Financial Expense for the nine-month periods ended

September 30, 2002 and 2001

	Nine -month period ended September 30, 2002	Nine -month period ended September 30, 2001
Generated on Assets
Interest gain	9.1	8.6
Loss on exposure to inflation	(277.0)	-
Foreign exchange gain, net of inflation	171.4	-
Total	(96.5)	8.6
Generated on Liabilities
Interest expense	(221.7)	(136.7)
Gain on exposure to inflation	116.2	-
Foreign exchange loss, net of inflation	(716.7)	(4.1)
Intangible assets depreciation	(12.6)	(10.4)
Others	(22.9)	(3.8)
Total	(857.7)	(155.0)

Exhibit III

#

 Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2002 and 2001

	Nine-month periods ended September 30, 2002	2001
Cash flows from operating activities		
Net (loss)/ Income for the period	(623.4)	235.3
Reconciliation of net (loss)/income for the period to cash flows from operating activities:		
Depreciation of property, plant and equipment	160.2	126.7
Amortization of intangible assets	20.9	18.7
Consumption of materials	4.6	1.5
Increase of allowances	9.1	1.5
Equity in earnings	5.1	-
Gain on exposure to inflation and foreign exchange loss	629.7	-
Changes in assets and liabilities:		
Trade receivables	(49.1)	(72.3)
Other receivables	(28.4)	6.6
Inventories	0.5	(7.8)
Accounts payable	40.6	17.8
Payroll and social security taxes	(0.9)	0.1
Taxes payable	14.2	25.4
Other liabilities	2.9	(1.1)
Interest payable and others	68.3	26.1
Cash flows from operating activities	**254.3**	**378.5**
Cash flows used in investing activities		
Investment in subsidiary	(1.1)	(0.9)
Additions to property, plant and equipment	(82.8)	(403.2)
Acquisition of Argentine Government Bond	-	(22.1)
Cash flows used in investing activities	**(83.9)**	**(426.2)**
Cash flows from (used in) financing activities		
Net (decrease)/ increase of debt	(35.2)	238.3
Dividends paid	-	(208.4)
Cash flows (used in)/ from financing activities	**(35.2)**	**29.9**
Net increase / (decrease) in cash and cash equivalents	**135.2**	**(17.8)**
Cash and cash equivalents at the beginning of year	**123.0**	**44.1**
Cash and cash equivalents at the end of period	**258.2**	**26.3**

#